UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 20, 2015
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

20 February 2015

Notice for the Annual General Meeting of Novo Nordisk A/S

ANNUAL GENERAL MEETING ON 19 MARCH 2015
The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 19 March 2015 at 2.00 pm (CET)

at Bella Center, entrance West, Center Boulevard 5, 2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles is enclosed.

BOARD OF DIRECTORS – PROPOSED CHANGES IN COMPOSITION
All board members elected by the Annual General Meeting are up for election. Helge Lund and Hannu Ryöppönen do not seek re-election.

The Board of Directors proposes re-election of the following board members elected by the shareholders: Göran Ando (chairman), Jeppe Christiansen (vice chairman), Bruno Angelici, Liz Hewitt, and Thomas Paul Koestler.

The Board of Directors proposes that Sylvie Grégoire, Eivind Kolding and Mary Szela are elected as new members to the Board of Directors at the Annual General Meeting.

Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland, from 2007 to 2013. The Board of Directors recommends election of Ms Grégoire primarily because of her deep knowledge of the regulatory environment in both the US and the EU having experience with all phases of the product life cycle from discovery, registration, pre-launch and managing the life cycle while on the market. In addition, Sylvie Grégoire has financial insight from i.a. P&L responsibility.

Mr Kolding is chief executive officer of Novo A/S, Denmark. The Board of Directors recommends election of Mr Kolding primarily because of his extensive executive experience in large multinational companies headquartered in Denmark within regulated markets and his significant financial knowledge.

Ms Szela is chief executive officer of Melinta Therapeutics, Inc., US. The Board of Directors recommends election of Ms Szela primarily because of her deep understanding of the clinical, regulatory and marketing aspects of the pharmaceutical industry in North America having both operational and strategic experience.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,500 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information
Media:
Kristine Kruse Zeij	+45 3075 1987	kstk@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 13 / 2015

Scan the QR code with your smartphone to go directly to the registration site

February 2015

The Annual General Meeting will be held on Thursday 19 March 2015 at 2.00 pm (CET) at Bella Center, Entrance West, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Agenda			Elaboration of the items on the agenda

1.	The Board of Directors’ oral report on the Company’s activities in the past financial year.
Item 1:
The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting.

Item 2:
The Board of Directors proposes that the audited Annual Report 2014 is adopted by the Annual General Meeting.

Item 3.1:
The Board of Directors proposes that the actual remuneration of the Board of Directors for 2014 of DKK 9,400,000 is approved by the Annual General Meeting. Reference is made to page 49 of the Annual Report 2014.

The actual remuneration for 2014 corresponds to the remuneration level for the 2014 financial year approved by the Annual General Meeting in 2014.

Item 3.2:
The Board of Directors proposes that the remuneration level for 2015 is increased by 20% compared to the level for the 2014 financial year approved by the Annual General Meeting in 2014.

The Board fees in the Company have not been adjusted for four years. Based on benchmark data from major Danish companies supplemented with benchmark data from Scandinavian companies and European pharmaceutical companies, which in size and complexity are similar to the Company, the Board proposes that the following adjustment of the remuneration level for 2015 is approved by the Annual General Meeting:

2.	Presentation and adoption of the audited Annual Report 2014.

3.	Approval of the remuneration of the Board of Directors for 2014 and the remuneration level for 2015.
	3.1	Approval of actual remuneration for 2014.
	3.2	Approval of remuneration level for 2015.

4.	Resolution to distribute the profit according to the adopted Annual Report 2014.

5.	Election of members to the Board of Directors, including chairman and vice chairman.
	5.1	Election of chairman.
	5.2	Election of vice chairman.
	5.3	Election of other members to the Board of Directors.

6.	Appointment of auditor.

Proposals from the Board of Directors:
	7.1	Reduction of the Company’s B share capital by nominally DKK 10,000,000 by cancellation of B shares.
	7.2	Authorisation of the Board of Directors to allow the Company to repurchase own shares.
	7.3	Amendment to the Articles of Association; distribution of extraordinary dividends.
	7.4	Adoption of revised Remuneration Principles.

8.	Any other business.
m	The base fee shall be DKK 600,000 (instead of DKK 500,000).
m	The chairman shall receive 3.00 times the base fee.
m	The vice chairman shall receive 2.00 times the base fee.

Page 2 • Novo Nordisk Annual General Meeting 2015

m	The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee.
This is a 11 % increase compared to the dividend declared for the 2013 financial year. No dividends will be paid on the Company’s holding of own shares.

Item 5:
All board members are to be elected or re-elected each year and were most recently elected at the Annual General Meeting in 2014. Thus, the term of each of the current board members expires at the Annual General Meeting in March 2015.

Item 5.1:
The Board of Directors proposes re-election for a one year term of Göran Ando as chairman of the Board of Directors.

Item 5.2:
The Board of Directors proposes re-election for a one year term of Jeppe Christiansen as vice chairman of the Board of Directors.

Item 5.3:
Helge Lund and Hannu Ryöppönen do not seek re-election as members of the Board of Directors.

The Board of Directors proposes re-election for a one year term of the following board members elected by the Annual General Meeting: Bruno Angelici, Liz Hewitt, and Thomas Paul Koestler.

The Board of Directors proposes election for a one year term of Sylvie Grégoire, Eivind Kolding, and Mary Szela.

The Board of Directors recommends election of Sylvie Grégoire as member of the Board of Directors primarily because of her deep knowledge of the regulatory environment in both the US and the EU having experience with all phases of the product life cycle from discovery, registration, pre-launch and managing the life cycle while on the market. In addition, Sylvie Grégoire has financial insight from i.a. P&L responsibility.

The Board of Directors recommends election of Eivind Kolding as member of the Board of Directors primarily because of his extensive executive experience in large multinational companies headquartered in Denmark within regulated markets and his significant financial knowledge. Eivind Kolding is also the chief executive officer of the Company’s main shareholder, Novo A/S.

The Board of Directors recommends election of Mary Szela as member of the Board of Directors primarily because of

m	The Audit Committee members shall receive 0.50 times the base fee in addition to the base fee.
m	The Nomination Committee chairman shall receive 0.50 times the base fee in addition to the base fee.
m	The Nomination Committee members shall receive 0.25 times the base fee in addition to the base fee.

The Board of Directors has decided to establish a remuneration committee in 2015 to enhance the remuneration process for the Board and Executive Management and to assist with the oversight of the “The principles for remuneration of Board members and executives in Novo Nordisk A/S” (“Remuneration Principles”) and the remuneration of the Board and Executive Management. The Board of Directors proposes the following fee structure for such a Remuneration Committee:

m	The Remuneration Committee chairman shall receive 0.25 times the base fee in addition to the base fee.
m	The Remuneration Committee members shall receive 0.125 times the base fee in addition to the base fee.

In addition, the Board of Directors proposes that the members of the Board of Directors who are not residents of Denmark are entitled to receive the following fixed travel allowance in connection with participation in board meetings in Denmark:

m	EUR 3,000 per meeting for European-based board members, and
m	EUR 6,000 per meeting for non-European based board members.

In addition to the above-mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to such fees.

The actual remuneration of the Board for 2015 shall be approved by the Annual General Meeting in 2016.

Item 4: The Board of Directors proposes that the dividend for 2014 is DKK 5.00 for each Novo Nordisk A or B share of DKK 0.20.

Novo Nordisk Annual General Meeting 2015 • page 3

her deep understanding of the clinical, regulatory, and marketing aspects of the pharmaceutical industry in North America having both operational and strategic experience.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

Item 6:
The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (‘PwC’) as the Company’s auditor.

The Board of Directors recommends re-appointment of PwC as auditor because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global business.

Item 7.1:
The Board of Directors proposes that the Company’s B share capital is reduced from DKK 422,512,800 to DKK 412,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10,000,000 divided into 50,000,000 B shares of DKK 0.20.

After reduction of the share capital, the Company’s share capital will amount to DKK 520,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 412,512,800.

The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 50,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 12,432,500,000 which means that, in addition to the nominal reduction amount, DKK 12,422,500,000 has been distributed to the shareholders.

The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

“3.1 The Company’s share capital amounts to DKK 520,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 412,512,800.”

Item 7.2:
The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the next Annual General Meeting in 2016.

The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 52,000,000 own shares, corresponding to 10% of the share capital, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%, until the next Annual General Meeting in 2016.

Item 7.3:
The Board of Directors proposes that a new Article 18.3 be inserted in the Articles of Association authorising the Board of Directors to distribute extraordinary dividends, subject to the statutory limitations set out in the Danish Companies Act.

The purpose of this authorisation is to provide the Board of Directors with the possibility of distributing dividend more than one time per year, e.g. on a bi-annual basis.

The new Article 18.3 will be worded as follows:

“The Board of Directors is authorised to distribute extraordinary dividends.”

Page 4 • Novo Nordisk Annual General Meeting 2015

Item 7.4: The Board of Directors proposes that the revised Remuneration Principles are approved by the Annual General Meeting. The following amendments have been made to the Remuneration Principles:
Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

Record date
The record date is Thursday 12 March 2015 (CET).

Participation and voting rights
A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date.

The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card
Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 13 March 2015 end of day (CET).

m	Inclusion of a fixed fee to the members of the future Remuneration Committee:
	●	The Remuneration Committee chairman shall receive 0.25 times the base fee in addition to the base fee.
	●	The Remuneration Committee members shall receive 0.125 times the base fee in addition to the base fee.
	●	If the Remuneration Committee chairman also holds the position as chairman of the Board of Directors he or she shall not receive any additional fee.
m	Change of the name “NASDAQ OMX Copenhagen” to “Nasdaq Copenhagen”.
m	Clarification in the remuneration overview table that members of Executive Management receive a minor travel allowance equal to that of all other Denmark-based employees.

The revised Remuneration Principles are attached as Appendix 2.

Additional information

Majority requirements
To adopt the proposals under items 7.1 and 7.3 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association.

All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association.

Share capital
The current share capital of the Company amounts to DKK 530,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 422,512,800
Admission and voting cards for the Annual General Meeting may be obtained:
m	by returning the enclosed requisition form, duly completed and signed, to VP Investor Services A/S, or
m	by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or
m
via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using CPR/CVR number and postal code or the VP reference number. Admission cards and voting cards will be sent to the address to which the custody account is registered.

For further information please see novonordisk.com/AGM. How to submit a proxy Proxies shall be submitted by Friday 13 March 2015 end of day (CET).

Novo Nordisk Annual General Meeting 2015 • page 5

Voting instructions by proxy may be completed and submitted:
Electronic voting
An electronic voting device (e-voter) will be used for voting at the Annual General Meeting in relation to specific agenda items. The e-voter makes it possible to conduct votes in the meeting room electronically and faster. The e-voter will be handed to the participating shareholders at the entrance. The chairman of the meeting will give a brief introduction to the e-voter at the Annual General Meeting prior to the first vote.

Written questions
Shareholders may submit written questions to the Company about the agenda and documents concerning the Annual General Meeting.

Written questions must be sent to AGMeeting@novonordisk.com no later than Tuesday 17 March 2015 (CET).

Language
Representatives of the Company and the chairman of the meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast
The Annual General Meeting will be broadcast live by webcast in Danish and English on the Company’s website novonordisk.com.

The webcast will also be available on the Company’s website after the Annual General Meeting. The webcast will only show the platform. See the Company’s personal data policy available on novonordisk.com under ‘About Novo Nordisk’ a ‘Corporate governance’ a ’Privacy policy’.

Information on the website
The following information is available on novonordisk.com under ‘About Novo Nordisk’ › ‘Corporate governance’ › ’General meetings and Shareholders’ Meeting’ until and including the date of the Annual General Meeting:

m	by returning the enclosed proxy form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
m
by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or

m
via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP-ID. For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM.

From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met.

According to Danish law, a proxy issued to the Board of Directors for the Annual General Meeting is only valid if it is in writing (or submitted via a qualified IT system).

How to vote by correspondence
Shareholders may vote by correspondence no later than Wednesday 18 March 2015 end of day (CET):

m	by returning the enclosed voting by correspondence form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
m
by downloading a voting form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or

m	via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’.	m	Notice to convene the Annual General Meeting;
		m	The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;

Page 6 • Novo Nordisk Annual General Meeting 2015

m	The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2014, the proposed revised Remuneration Principles and the proposed revised Articles of Association;	3.	Log on to the InvestorPortal with VP-ID or NemID,
		4.	Enter your email address under ‘My profile’ and click ‘Save preferences’, and
m	The agenda and the complete proposals; and	5.	Select which publications you wish to receive.
m	The proxy and voting by correspondence forms.

You may also request to receive a copy of the above-mentioned documents by contacting the Company’s hotline team on telephone +45 3075 1126.

Dividends
The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the Annual Report 2014 page 44.

Shareholders’ Meeting
On Thursday 19 March 2015 at 4.30 pm (CET) after the Annual General Meeting, the Company will host an information meeting primarily conducted in Danish for its shareholders at Bella Center, Entrance West, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Further information about the Shareholders’ Meeting may be found on novonordisk.com/AGM.

How to get there
Bella Center can be reached by car, by bus or by metro.

Public transportation to the Annual General Meeting and the Shareholders Meeting is possible with buses (lines 4A, 30 and 250S), or with the Metro, direction Vestamager, to Bella Center Station. Please notice that the entrance to the Annual General Meeting is at Bella Center’s Entrance West which is on the opposite side from the Metro Station. Parking is available outside Bella Center against self-payment. P5, P1 and P2 are the closest areas.

Electronic communication
It is possible to receive Annual Reports, the quarterly update Share and notices of General Meetings and Shareholders’ Meetings electronically from Novo Nordisk. You may register your email address on the InvestorPortal:
		Best regards Novo Nordisk A/S The Board of Directors
1.	Go to novonordisk.com/investors,
2.	Click on the link ’Novo Nordisk InvestorPortal - UK’,

Novo Nordisk Annual General Meeting 2015 • page 7

General considerations
All shareholder-elected board members are to be elected or re-elected each year for a one year term and were most recently elected at the Annual General Meeting in March 2014. Thus, the term for each board member expires at the Annual General Meeting in March 2015.

Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company.

The process of identifying and selecting suitable candidates for the Board of Directors, takes into account the required competences, the result of the Board of Directors’ self-assessment process and the need for integration of new expertise and diversity.

In 2013 the Board of Directors established a Nomination Committee in order to enhance the process for nominating members to the Board. The Nomination Committee has four members elected by the Board from among its members. The Nomination Committee assists the Board with oversight of a) the competence profile and composition of the Board, b) nomination of members of the Board, c) nomination of members of Board committees, and d) other tasks.

In nominating candidates, the Nomination Committee seeks to achieve a balance between renewal and continuity. The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors.

The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company.

Please see the Company’s website: novonordisk.com under ‘About Novo Nordisk’ › ‘Corporate governance’ › ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors.

Independence
In the Danish Corporate Governance Recommendations 2013 (updated 2014), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company. Independence is defined in accordance with the Danish Corporate Governance Recommendations 2013 (updated 2014).

Three of the proposed candidates set out below, Dr Ando, Mr Christiansen and Mr Kolding, are not considered to be independent of the Company as Dr Ando and Mr Christiansen hold a board position at Novo A/S and Mr Kolding is chief executive officer of Novo A/S. If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations 2013 (updated 2014) that at least half of the board members elected by the shareholders shall be independent.

In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Page 8 • Novo Nordisk Annual General Meeting 2015

Göran Ando, MD Chairman of the Board Chairman of the Nomination Committee		Jeppe Christiansen Vice chairman of the Board

	Born March 1949 Male, Swedish national First elected in 2005 Most recently elected in 2014 Vice chairman in 2006 Chairman in 2013 Nomination Committee chairman in 2013 Not independent		Born November 1959 Male, Danish national First elected in 2013 Most recently elected in 2014 Vice chairman in 2013 Not independent

Management duties
Chairman of the board of Symphogen A/S, Denmark.

Member of the boards of Novo A/S, Denmark, and Molecular Partners AG, Switzerland, and RAND Health, US.

Senior Advisor to Essex Woodlands Health Ventures Ltd, UK.

Former positions
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

Special competences
Medical qualifications and extensive executive background within the international pharmaceutical industry.

Management duties
CEO of Fondsmæglerselskabet Maj Invest A/S, Denmark.

Vice chairman of Haldor Topsøe A/S, Denmark.

Member of the boards of Novo A/S, KIRKBI A/S and Symphogen A/S, all in Denmark.

Former positions
Mr Christiansen was CEO of LD Pensions, Denmark, from 2005 until 2009. Prior to that Mr Christiansen was executive director in Danske Bank A/S, Denmark, from 1999 until 2004 with responsibility for group equity business and corporate international banking. From 1988 until 1999, Mr Christiansen worked for LD Pensions, first as a fund manager and later as a deputy director with responsibility for the equity business.

Special competences
Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective.

Education		Education
1978	Specialist in general medicine, Linköping Medical University, Sweden	1985	M.Sc. in Economics, University of Copenhagen, Denmark
1973	MD, Linköping Medical University, Sweden

Novo Nordisk Annual General Meeting 2015 • page 9

Bruno Angelici Member of the Board Member of the Nomination Committee		Sylvie Grégoire Member of the Board

	Born April 1947 Male, French national First elected in 2011 Most recently elected in 2014 Nomination Committee member since 2013 Independent		Born November 1961 Female, Canadian and US national Proposed elected as board member Independent

Management duties
Chairman of the board of Vectura Group plc and member of the board of Smiths Group plc, both in UK.

Member of the supervisory board of Wolters Kluwer, Netherlands.

Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Former positions
Mr Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until 2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989, Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Special competences
Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and indepth knowledge of strategy, sales, marketing and governance of major companies.

Management duties
Member of the board of Galenica AG, Switzerland.

Chair of the strategic committee of Tarix Orphan LLC., US.

Advisor to the financial and biotech communitee.

Former positions
Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland (2007 to 2013). Prior to that she was executive chairman of IDM Pharma Inc., US, (2006 to 2007) and president and chief executive officer in GlycoFi, Inc., US (2003-2004). From 1995 until 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of 8 years prior.

Special competences
Deep knowledge of the regulatory environment in both the US and the EU having experience with all phases of the product life cycle from discovery, registration, pre-launch and managing the life cycle while on the market. In addition, Sylvie Grégoire has financial insight from i.a. P&L responsibility.

Education
1993	AMP, Harvard Business School, US	Education
1978	MBA, Kellogg School of Management, NorthWestern University, US	1986	Pharmacy Doctorate degree, State University of NY at Buffalo, US
1973	Law degree, Reims University, France	1984	B.A., Pharmacy, Laval University, Canada
1971	BA in Business Administration, Ecole Superieure de Commerce Reims, France	1980	Science College degree, Seminaire de Sherbrooke, Canada

Page 10 • Novo Nordisk Annual General Meeting 2015

Liz Hewitt Member of the Board Member of the Audit Committee Member of the Nomination Committee		Thomas Paul Koestler Member of the Board

	Born November 1956 Female, UK national First elected in 2012 Most recently elected in 2014 Audit Committee member since 2012 Nomination Committee member since 2013 Independent		Born June 1951 Male, US national First elected in 2011 Most recently elected in 2014 Independent

Management duties
Member of the boards of Savills plc, and Melrose Industries plc, both in UK.

External member of the audit committee of the House of Lords, UK.

Former positions
From 2004 to 2011 Ms Hewitt was Group Director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of Risk Committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as Director Corporate Affairs, when she was a member of Risk Committee and a Trustee of the 3i Charitable Foundation.

Special competences
Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee
Ms Hewitt is designated as Audit Committee financial expert under both Danish and US law. Ms Hewitt qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Management duties
Executive with Vatera Holdings LLC, US.

Chairman of the board of Melinta Therapeutics Inc., US.

Member of the boards of Momenta Pharmaceuticals Inc, ImmusanT Inc, and Arisaph Pharmaceuticals Inc, all in the US.

Former positions
From 2003 to 2009 Dr Koestler was executive vice president and from 2006 president of Schering-Plough Research Institute, US. Before joining Schering-Plough Research Institute he was senior vice president & global head of Regulatory Affairs of Pharmacia Corporation, US, from 2001. From 1996 to 2001, Dr Koestler was vice president, later senior vice president in Novartis Pharmaceuticals within Regulatory Affairs. From 1982 to 1996 Dr Koestler held various management positions within Regulatory Affairs and Clinical Safety in Sandoz Pharmaceutical Corporation, Johnson & Johnson, Bristol-Myers Squibb, and Smith Kline French Labs, all in the US.

Special competences
Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. In addition, knowledge of the US market.

Education
1982	Chartered Accountant FCA	Education
1977	BSc (Econ Hons), University College in London, UK	1982	PhD in Medicine & Pathology, Roswell Park Memorial Institute, US
		1975	BSc in Biology, Daemen College, US

Novo Nordisk Annual General Meeting 2015 • page 11

Eivind Kolding Member of the Board		Mary Szela Member of the Board

	Born November 1959 Male, Danish national Proposed elected as board member Not independent		Born May 1963 Female, US national Proposed elected as board member Independent

Management duties
CEO of Novo A/S, Denmark.

Former positions
Mr Kolding served as Group CEO of Danske Bank, Denmark, from 2012 to 2013. Before then he had spent 22 years in the A.P. Møller-Maersk Group, Denmark, holding positions as partner and CEO of Maersk Line from 2006 to 2011, CFO of the A.P. Moller-Maersk Group from 1998 to 2006, Managing Director of Maersk Hong Kong Ltd. from 1996 to 1998 and Head of Corporate Secretariat from 1991 to 1995.

Special competences
Extensive executive experience in large multinational companies headquartered in Denmark within regulated markets and significant financial knowledge.

Management duties
CEO of Melinta Therapeutics Inc., US.

Member of the boards of Coherus Biosciences, Inc., Melinta Therapeutics, Inc., Receptos Pharmaceuticals, Inc., and Suneva Medical, Inc., all in the US.

Former positions
From 1987 to 2012 Ms Szela held various management positions at Abbott Laboratories, Inc., US, most recently as senior vice president for global strategic marketing & services. From 2008 to 2010, Ms Szela was president of the U.S. pharmaceuticals and from 2002 until 2008 VP of the U.S. Commercial Operations. Prior to 2001, Ms Szela held a series of leadership positions in the Abbott Hospital Products Division.

Special competences
Deep understanding of the clinical, regulatory and marketing aspects of the pharmaceutical industry in North America having both operational and strategic experience.

Education
1994	Advanced Management program, Wharton Business School, US
1983	Master of Law, Copenhagen University, Denmark
Education
		1991	M.B.A., University of Illinois at Chicago, US
		1985	B.S. Nursing, University of Illinois at Chicago, US

Page 12 • Novo Nordisk Annual General Meeting 2015

Liselotte Hyveled Member of the Board (employee representative)		Søren Thuesen Pedersen Member of the Board (employee representative) Member of the Nomination Committee

	Born January 1966 Female, Danish national First elected in 2014		Born December 1964 Male, Danish national First elected in 2006 Most recently elected in 2014 Nomination Committee member since 2014

Current position Project Vice President for Novo Nordisk prandial insulin projects; Faster-acting insulin aspart and Prandial BioEdge in Insulin & Devices in Global Development.
Current position
External Affairs Director in Quality Intelligence.

Management duties
Member of the boards of HOFOR A/S, HOFOR Forsyning Holding PS, HOFOR Forsyning Komplementar A/S, and HOFOR Forsyning A/S, all in Denmark.

Education
1992	Master of Science from Copenhagen University, Denmark
2011	Master of Medical Business Strategies from Copenhagen Business School, Denmark
Education
		1988	BSc in Chemical Engineering, Engineering Academy of Denmark

Anne Marie Kverneland Member of the Board (employee representative)		Stig Strøbæk Member of the Board (employee representative) Member of the Audit Committee

	Born July 1956 Female, Danish national First elected in 2000 Most recently elected in 2014		Born January 1964 Male, Danish national First elected in 1998 Most recently elected in 2014 Audit Committee member since 2013

Current position Laboratory Technician, currently working as a full-time shop steward. Management duties Member of the board of the Novo Nordisk Foundation, Denmark. Education		Current position Electrician, currently working as a full-time shop steward.

Education
		1984	Diploma in electrical engineering.
		2003	Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD)
1980	Degree in medical laboratory technology, Copenhagen University Hospital, Denmark

Novo Nordisk Annual General Meeting 2015 • page 13

The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders.

1.	The Board of Directors

1.1	Process

The Board of Directors reviews board fees annually based on recommendations from the Chairmanship. When preparing its recommendation, the Chairmanship will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation. The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item.

1.2	Size

Each board member shall receive a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee.

Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and the other Audit Committee members receive 0.5 times the base fee.

Service on the Nomination Committee entitles board members to an additional fee: the Nomination Committee chairman receives 0.5 times the base fee and the other Nomination Committee members receive 0.25 times the base fee. If the Nomination Committee chairman also holds the position as chairman of the Board of Directors he or she shall not receive any additional fee.

Service on the Remuneration Committee entitles board members to an additional fee: the Remuneration Committee chairman receives 0.25 times the base fee and the other Remuneration Committee members receive 0.125 times the base fee. If the Remuneration Committee chairman also holds the position as chairman of the Board of Directors he or she shall not receive any additional fee.

Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report.

1.3	Social security taxes
Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee.

1.4	Travel allowance

All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance will be disclosed in the Annual Report.

1.5	Expenses
Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed.

1 In Section 4 of the Recommendations on Corporate Governance designated by Nasdaq Copenhagen referred to as “remuneration policy”.
2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act.

Page 14 • Novo Nordisk Annual General Meeting 2015

1.6	Incentive programmes
Board members are not offered stock options, warrants or participation in other incentive schemes.

2.	Executive Management
Executive Management includes all the executives registered as executives with the Danish Business Authority.

2.1	Process
Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

2.2	Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees. The level of fixed base salary is assessed against the market benchmark median level, and the total remuneration package is assessed against the upper quartile level for Denmark.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company’s performance.

The Short-term Incentive Programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term Incentive Programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3	Size of the components

The fixed base salary accounts for approximately 25% to 50% of the total value of the remuneration package. The interval states the span between “maximum performance” and “on-target-performance”.

In addition to the fixed base salary, the executives may be eligible for incentive-based remuneration consisting of 1) a short-term incentive programme, and 2) a long-term incentive programme. The short-term incentive programme may result in a maximum payout per year equal to 12 months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to 12 months’ fixed base salary

Novo Nordisk Annual General Meeting 2015 • page 15

plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 24 months’ fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company’s vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4	Incentive programmes

2.4.1	Short-term incentive programme (STIP)

The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash-based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year.

The STIP for each participating member cannot exceed an amount equal to 12 months’ fixed base salary plus pension contribution per year. The calculation of the STIP – if any – for a year is typically based on the salary in December.

STIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive. Claw-back in relation to the STIP is possible up to 12 months after the actual payment of the cash-based incentive.

2.4.2	Long-term incentive programme (LTIP)

Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for Executive Management and other members of the Senior Management Board. The Senior Management Board consists of all members of Executive Management and senior vice presidents.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to 12 months’ fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of lower-than-planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on Nasdaq Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; ie in the open trading window following immediately after the Board of Directors’ approval of the programme.

Page 16 • Novo Nordisk Annual General Meeting 2015

The shares in the joint pool are allocated to the participants prorated according to their base salary as per 1 April in any given year.

The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in the event of lower-than-planned value creation during such lock-up period, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of participants including Executive Management with those of shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk’s holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by a participant. Claw-back in relation to the LTIP is possible up to 12 months after the release of the shares to the participants (ie four years after allocation).

2.5	Pension
The pension contribution is 25% to 30% of the fixed base salary including bonus.

2.6	Other benefits

Executives receive non-monetary benefits such as company cars, phones etc. Such benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, eg employee share purchase programmes.

2.7	Termination of employment
Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice.

2.8	Severance payment

In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months’ fixed base salary plus pension contribution.

With regard to severance payment, the employment contracts entered into before 2008 exceed the 24-month limit described above. The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months’ fixed base salary plus pension contributions.

Novo Nordisk Annual General Meeting 2015 • page 17

3.	Overview
The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management:

	Board of Directors	Executive Management
Fixed fee/base salary	Yes	Yes
Fee for Committee work	Yes	No
Fee for ad hoc tasks	Yes	No
STIP (Short-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension contribution per year
LTIP (Long-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension contribution per year
Pension	No	25–30% of fixed base salary, STIP and LTIP
Travel allowance and other expenses	Yes	Executive Management receives a minor travel allowance equal to that of all other Denmark-based employees
Other benefits	No	As approved by the Board by delegation of powers to the Chairmanship
Severance payment	No
Based on tenure of employment, 12–24 months’ fi base salary plus pension contribution. However, for employment contracts entered into before 2008 such payment would be 12–36 months’ fixed base salary plus pension contribution.

Page 18 • Novo Nordisk Annual General Meeting 2015

Notes:

Novo Nordisk Annual General Meeting 2015 • page 19

Novo Nordisk A/S Novo Allé DK-2880 Bagsværd Denmark novonordisk.com Hotline: +45 3075 1126 E-mail: AGMeeting@novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 20, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer